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Austin Gold Files Technical Report on The Stockade Mountain Project

Highlights

  Austin Gold has filed a report titled "NI 43-101 Technical Report, Stockade Mountain Project, Malheur County, Oregon, USA."

VANCOUVER, BC - June 11, 2026 - Austin Gold Corp. (NYSE American: AUST) ("Austin" or the "Company") has filed a National Instrument 43-101 technical report titled "NI 43-101 Technical Report - Stockade Mountain Project, Malheur County, Oregon, USA", with an effective date of March 2, 2026 and a release date of June 5, 2026 (the "Technical Report"). The Technical Report is available under the Company's profile on SEDAR+ at www.sedarplus.ca and was prepared by Barbara Carroll, CPG, RM of GeoGRAFX Consulting, LLC and Robert M. Hatch, SME RM of Volcanic Gold & Silver LLC, both "Qualified Persons" as defined by NI 43-101. Barbara Carroll is independent of Austin and Robert M. Hatch is Austin's Vice President, Exploration.

The Technical Report documents known historical work completed on the property, Austin Gold's exploration activities to date, and recommends further exploration work for discovery of potential economic mineralization.

Stockade Mountain is a classic low-sulfidation/hot springs gold and silver exploration-stage project with a history of significant exploration work in the late 1980s and early 1990s. At that time, targeted mineralization was near-surface gold deposits minable by open pit methods. The last historical exploration holes drilled at Stockade were in 1993 by Placer Dome, and until Austin's 2023-2024 drill program, no drilling had targeted high-grade veins minable by underground methods that are hypothesized to occur below the known lower grade stockworks mineralization.  Austin's initial three holes confirmed that the mineralizing system at Stockade Mountain is robust and contains significant gold grades, with the strongest intercepts being 8.19 grams/tonne ("g/t") over 4 feet (1.2 meters) and 9.32 g/t over 2.7 feet (0.82 meters).

Interpretation of data from the 2025 Controlled-Source Audio-Frequency Magnetotelluric (CSAMT) survey reveals considerable complexity in the subsurface geology at Stockade Mountain. The known gold-bearing stockwork mineralization at the Opal Hill/Number 9 Vein target area is associated with a pronounced resistivity high. Additional resistivity highs have been identified at depth and may represent similar mineralized zones hosted by rhyolite domes. These highs, along with strong contrast zones between high and low resistivities, offer untested drill targets.

The potential for the discovery of gold and silver mineralization within the Stockade Mountain Project area is considered to be favorable, and further exploration work is warranted to better define and test the identified exploration targets. There is no certainty that the present exploration effort will result in the identification of a mineral resource or that any mineral resource that might be discovered will prove to be economically recoverable.

Qualified Person

Robert M. Hatch, the Qualified Person for Austin Gold as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

About Austin Gold Corp.

Austin is a gold exploration company focused on making district-scale gold discoveries in the southwestern United States.

The Company's Stockade Mountain Project in Malheur County, Oregon, consists of approximately 10.5 square miles (27.2 km²) of unpatented mining claims situated within a geological setting similar to the nearby Grassy Mountain gold deposit.

For further information, please contact:

Darcy A. Higgs
Vice President, Business Development

Tel: 604-644-6580
Email: info@austin.gold
Website: www.austin.gold

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, but are not limited to, statements regarding the Company's exploration plans, interpretation of geophysical data, future drilling activities, timing of water well construction, advancement of the Stockade Mountain Project, and other future events or expectations. Forward-looking statements are subject to various risks, uncertainties, and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable law.